SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET Serviços de Comunicação S.A.
Corporate Tax ID (CNPJ) n° 00.108.786/0001-65
NIRE n° 35.300.177.240
Publicly Traded Company
Rua Verbo Divino n° 1.356 – 1° andar , São Paulo-SP – Brazil

ANNUAL GENERAL MEETING

MEETING CALL

We hereby invite the shareholders of NET SERVIÇOS DE COMUNICAÇÃO S.A. for the Annual General Meeting, to be cumulatively held on April 19, 2004, at 10:00 a.m. at the Company's head office located at Rua Verbo Divino, n° 1356, 1° andar, São Paulo, State of São Paulo, in order to deliberate on the following agenda:

a)

To resolve on the financial accounts provided by the Management; to examine, discuss and vote the Company’s financial statements, relating to the fiscal year ended December 31, 2002; having no results to be distributed;

b)	To elect Board of Directors members and fix management executive compensation.

In the terms of CVM instruction # 165/91, amended by instruction # 282/98, the percentage for the adoption of the multiple voting process for the election of Board of Directors members is 5% of the voting capital.

Shareholders of the Company who are participants of the Brazilian Stock Exchange Custody Program and intend to attend the Meeting, will be required to present a statement issued by the Custodian dated no less than 48 (Forty eight) hours prior to the Meeting, showing their holding position in the Capital Stock of the Company.

São Paulo, March 31, 2004.

Roberto Irineu Marinho – Board of Directors Chairman

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 01, 2004

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.